- FOR IMMEDIATE RELEASE -

ELRON ANNOUNCES NEW INVESTMENT OF APPROXIMATELY $7MILLION IN BRAINSGATE

Tel Aviv, August 11, 2005 - Elron Electronic Industries Ltd. (NASDAQ & TASE: ELRN) today announced that it has completed a new investment of approximately $7 million in BrainsGate Ltd. BrainsGate is an Israeli company that is developing implantable medical devices to treat various central nervous system related diseases. The company's core technology utilizes a miniature implant which increases the brain’s blood vessel diameter and enables a controlled opening of the Blood Brain Barrier. Following the investment, Elron will hold 20% of BrainsGate, on a fully diluted basis. Existing investors in BrainsGate include Boston Scientific Limited, Pitango Venture Capital Fund, FBR Infinity II Ventures (a related venture capital fund) and MB Venture Capital Fund.

Doron Birger, Elron's President & CEO said: "Our investment in BrainsGate provides us with an exciting opportunity to participate in the development of its innovative technology to enable the use of a broad variety of medications and treatments for brain related diseases".

Elron Electronic Industries Ltd. is a high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of medical devices, telecom, semiconductors and advanced materials.

For further information, visit http://www.elron.com

Contact:

Tal Raz
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
raz@elron.net

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.